Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of an investor call that took place on October 29, 2015. This transcript was prepared by a third party and has not been independently verified by New York Community Bancorp, Inc. and may contain errors.

Cautionary Statements Regarding Forward-Looking Information

The information presented herein, on the related conference call, and in other related communications, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“New York Community”) and Astoria Financial Corporation (“Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with New York Community’s and Astoria’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which New York Community and Astoria operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect New York Community’s and Astoria’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and other reports filed with the Securities and Exchange Commission (“SEC”).

Forward-looking statements are made only as of the date of this presentation, and neither New York Community nor Astoria undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Important Additional Information

This communication is being made in respect of the proposed merger transaction involving New York Community and Astoria. New York Community intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and New York Community and a prospectus of New York Community, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/ prospectus will also be sent to Astoria and New York Community stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and New York Community are urged to carefully read the entire registration statement and joint proxy statement/ prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by New York Community and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by New York Community may be obtained free of charge at its website at http://ir.mynycb.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from New York Community upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4420, or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

New York Community, Astoria, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from New York Community’s and Astoria’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of New York Community and their ownership of its common stock is set forth in the proxy statement for New York Community’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015. Information about the directors and executive officers of Astoria and their ownership of its common stock is set forth in the proxy statement for Astoria’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Event ID:	140033591939
Event Name:	New York Community Bancorp Inc & Astoria Financial Corporation Conference Call to Discuss Strategic Merger
Event Date:	2015-10-29T12:30:00 UTC

C: Ilene Angarola; New York Community Bancorp; Director of IR

C: Joseph Ficalora; New York Community Bancorp; President and CEO

C: Monte Redman; Astoria Financial Corporation; President and CEO

P: Ken Zerbe; Morgan Stanley; Analyst

C: Thomas Cangemi; New York Community Bancorp; CFO

P: Peter Winter; Sterne, Agee & Leach; Analyst

P: Collyn Gilbert; Keefe, Bruyette & Woods; Analyst

P: William Wallace; Raymond James & Associates; Analyst

P: Matthew Kelley; Piper Jaffray & Co.; Analyst

P: Steven Alexopoulos; JPMorgan; Analyst

P: David Darst; Guggenheim Securities; Analyst

P: Bob Ramsey; FBR & Co.; Analyst

P: Operator;;

+++ presentation

Operator^ Good day, ladies and gentlemen, and welcome to the New York Community Bancorp and (inaudible) merger call. At this time I would like to introduce your host for today’s call, Ilene Angarola, Director of Investor Relations.

Ilene Angarola^ Thank you, Eric, and this is the New York Community Bancorp Inc. and Astoria Financial Corporation merger conference call. I would like to say good morning and thank you all for joining the management teams of New York Community Bancorp and Astoria Financial as they discuss the merger agreement we announced earlier today.

Joining us on this morning’s call from New York Community Bancorp are our President and Chief Executive Officer, Joseph R. Ficalora; our Chief Financial Officer, Thomas Cangemi; our Chief Accounting Officer, John Pinto; and our Chief Operating Officer, Robert Wann. Also with us on the call is Astoria’s President and Chief Executive Officer, Monte N. Redman.

In addition to discussing the merger, Mr. Ficalora and Mr. Cangemi will discuss the other value and capital enhancing actions that were noted in this morning’s announcement including the repositioning of wholesale borrowing and the related follow-on common stock offering. Following Mr. Ficalora and Mr. Redman’s introductory comments, Mr. Ficalora and Mr. Cangemi will take you through the PowerPoint presentation that was posted to the Company’s website earlier today. Upon conclusion of the presentation which may found on the investor relations websites of both companies, the lines will be open for Q&A.

I would also add that the comments made on this conference call will feature certain forward-looking statements which are intended to be covered by the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to the expected completion date, financial benefits and other effects of the proposed merger.

Forward-looking statements regarding future results or events are by their nature inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially from the anticipated results or outcomes indicated in the forward-looking statements made. You will find more about the risk factors associated with the Company’s forward-looking statements on page 5 of this morning’s news release and in the Company’s respective SEC filings including their 2014 annual reports on Form 10-K and their first and second quarter 2015 10-Qs.

If you would like a copy of the news release or the associated PowerPoint, please call me or Community’s Investor Relations department at 516-683-4420 or Astoria’s Investor Relations department at 516-327-7877, or visit our IR website, IR.myNYCB.com and IR.astoriabank.com.

I would like to now turn the call back to the operator.

Operator^ As a reminder, today’s call is being recorded. At this time all participants are in a listen-only mode. You will have a chance to ask questions during the Q&A segment, instructions will be given at that time.

To start the discussion I would now like to turn over the call to Mr. Ficalora. Go ahead, please.

Joseph Ficalora^ Thank you and good morning everyone. This is obviously a very exciting time for New York Community Bancorp and for those of you who have been waiting for us to announce a merger transaction large enough to transform us into the domestic systemically important bank. With this morning’s announcement, the long wait is over and we welcome this opportunity to tell you more about our plans.

This also is an exciting time for Astoria Financial, our merger partner, and I am pleased to be joined on this call by Monte Redman, a highly respected industry peer and friend and Astoria’s President and CEO.

Before we turn our attention to the PowerPoint that will guide today’s discussion, I would like to invite Monte to share his thoughts about the merger with those of you listening in today. Monte?

Monte Redman^ Thank you, Joe. Those of you have listened to me speak on conference calls or presentations over the last several years, I have said that Astoria’s strategy is to improve our franchise which we believe will drive better returns for either us as a go alone or us with a strong partner.

Today we are announcing that we are merging with a very strong partner, New York Community Bancorp, and we believe that together we will be able to improve the franchise, improve the bank and more importantly, drive even better shareholder returns.

So I’m very happy to be here and I am going to turn it back over to Joe.

Joseph Ficalora^ Thank you, Monte. We will now discuss the merger presentation which is posted on our website and accompanies this webcast.

On page 3 of that presentation, we start with key investment highlights. This transaction represents an unmatched financial and value proposition. The merger and balance sheet restructuring are financially compelling.

For illustrative purposes based on analyst consensus estimates, 2017 earnings per share accretion is expected to reach approximately 20%. Tangible book value accretion at close is expected to reach approximately 6%. This creates New York’s preeminent community banking franchise.

The derisking actions improving balance sheet profile would include $11.8 billion liability restructuring to derisk balance sheet to refinancing of $10.4 billion of long-term Federal Home Loan Bank advances and conversion of $1.5 billion of short-term borrowings into long-term borrowings; significant balance sheet derisking through the sale of over $1 billion of acquired higher risk residential loan assets at close.

Very successful merger track record due to the solid execution and integration. NYCB has grown from $900 million in assets to $49 billion in assets while also derisking its balance sheet through the sale and runoff of higher risk assets and by improving liquidity with each subsequent acquisition.

The D-SIB readiness, NYCB has been in extensive dialogue with its regulators for several years to be prepared to cross the $50 billion D-SIB threshold. NYCB was prepared to organically cross the $50 billion threshold by the second quarter of 2016 absent an acquisition. Crossing the threshold via M&A provides immediate scale to absorb the incremental infrastructure costs required of a D-SIB.

Diversified and attractive business profile, this diversifies our retail lending capabilities. It is complementary to our business models.

The components of the proposed transaction and associated balance sheet restructuring. The acquisition of 100% of Astoria Financial Corporation represents NYCB liability restructuring of $11.8 billion in liabilities to derisk the balance sheet through refinancing of $10.4 billion long-term Federal Home Loan Bank advances and conversion of $1.5 billion of short-term borrowings into long-term borrowings.

Estimated after-tax $614 million one-time upfront capital charge and $100 million in annual interest expense savings. Balance sheet will meet LCR requirements, the execution to occur over the next 30 days.

Our capital policy; the launching on October 29, 2015, a $650 million common equity offering. Dividend policy designed to minimize dilution from capital raise, as well as promote balance sheet management and growth. The expected quarterly dividend reduction to $0.17 a share in Q1 2016 targeting a post-closing pro forma payout of approximately 50%. Target 7.5% Tier 1 leverage at close.

Purchase price. NYCB will acquire 100% of Astoria Financial at a purchase price of approximately $2 billion. This represents $19.66 per Astoria share. It represents 1.7 times the pricing adjustments. The tangible book value and these metrics by the way are included in your presentation — I really don’t want to go through the details of them. The consideration is a one-for-one fixed exchange ratio plus a $0.50 per share cash payment at the close per share.

The cost savings are expected to be approximately $150 million pretax fully phased in; approximately 50% of Astoria’s noninterest expense. The merger and integration costs are expected to be approximately $180 million pretax. The credit mark is approximately 1% of the current portfolio less net charge-offs at close. The expected closing would be the fourth quarter of 2016 subject to regulatory approvals.

The closing condition is contingent on shareholder approval by both NYCB and Astoria. Other customary closing conditions will also be relevant.

The ownership, 82% NYCB, 18% Astoria at the close. The Board, NYCB would have 12 and Astoria would be having two individuals appointed to the Board. At this moment in time, we know them to be Monte Redman, the President and Chief Executive Officer of Astoria Financial, and Ralph Palleschi, Chairman of the board of Astoria Financial.

The compelling returns in this transaction or the transaction is financially compelling for illustrative purposes based on IBES consensus estimates, we are showing 2017 earnings per share accretion of approximately 20%. A tangible book value accretion at close would be approximately 6%. The expected quarterly dividend reduction to $0.17 a share in Q1 2016 targeting a post-closing pro forma payout of approximately 50%.

Astoria Financial Corporation at a glance. They were established in 1888. They are the second largest thrift in New York, 87 banking branch locations. Astoria Financial Corporation is the holding company formed in 1993. Significant deposit market share in the attractive Long Island market, it is a disciplined lending culture. The quality mortgage lending is evident in the portfolio and the retail and business banking activities are well known in the communities we serve.

They have $15.1 billion in assets, their net loans are $11.1 billion, their deposits are $9 billion, their net income for the nine months of 2015 would be just shy of $70 million. Their common equity Tier 1 risk-based number is 16%, their branches, 87 and their employees 1,555.

Further, the credit quality is quite evident by the presentation you have on page 8. As you can see, they have very attractive numbers right through the difficult cycle that we are all aware of that began in 2009 and ran through the years 2013 for most and certainly they have demonstrated that they did not lose as much as most and they have recovered rather well.

The consistently decreasing cost of interest-bearing liabilities and this is a very compelling aspect of the strength of their franchise, they have a very attractive cost of deposits as evidenced here and their deposit costs go to 0.38%.

On page 9, you see the preeminent community banking franchise that is being produced here. Very, very strong presence in the immediate New York Metropolitan area. We are in the top 10 regional New York MSA banks, we are listed as number four and they are listed as number nine. In combination, we become number two. So that is a significant move up and obvious that we are very attractively positioned.

The reality is that the deposit base is a very strong, well-established, long-lasting deposit base that has evolved over the course of the many decades that we have both been serving in this community.

The transaction accretion and returns, I am told there are no deals in recent years that have been announced with 20% accretion to earnings per share and that have between 15.5% and 16% return on tangible assets. The tangible book value accretion is close to 6%. We have said many times that we would expect to do a transaction that would be accretive to earnings and accretive to tangible and this is a perfect example of that.

The capital position, Tier 1 leverage pro forma for the close would be about 7.5% and the CET 1 would be about 11.4%. The balance sheet data would reflect that we would be about $64 billion in size, $37 billion in deposits. The year-to-date net income would be about $427 million and the equity would be $7.474 billion.

The additional proposed actions, the overview of the restructuring plan itself, they are going to extend the term of $1.5 billion of short-term borrowings out to 2.5 years and refinance $10.4 billion of existing long-term funding. We are going to refinance long-term borrowings into lower cost Federal Home Loan Bank advances. The long-term restructuring results in a $614 million after-tax upfront cost versus a $100 million per year after tax savings. It shortens the weighted average life of borrowings and eliminates puttable up-rate risk.

Key benefits; restructuring actions significantly reduce the risk from increases in interest rates. It is expected to create an approximately $100 million reduction in the annual after-tax interest expense, its significant earnings and capital generation benefits going forward and increased financial flexibility.

The capital actions, we commence an equity raise of $650 million to maintain our strong capital ratios, the dividend policy designed to minimize dilution from capital raise, as well as promote balance sheet management and growth. Its expected quarterly dividend reduction to $0.17 a share in Q1 2016 targeting a post-closing pro forma payout of approximately 50%.

This is a proven M&A track record which adds to the many other transactions that are listed on page 12 and I believe as we all will agree, this transaction is the largest of the transactions that we have executed and certainly builds in the communities we serve the single largest additional presence.

It is a straightforward business model, it simplifies integration. The low integration risk is enhanced here by focused business model, streamlined integration, proven track record of thrift and bank conversions, established presence and experience in the Astoria markets. It enhances risk positioning, it diversifies retail lending capabilities, shared risk culture with strong historical underwriting performance, anticipated sale of nonperforming and higher risk loans to create a more stable pro forma balance sheet.

Page 14 shows us exactly where each bank is today and what the combined Company will look like and I think as we look at this, we see that the combined Company is a significantly better positioned entity and certainly we believe a significantly better opportunity to create value for shareholders.

So at this time we will be happy to take your questions. As always, we will do our best to get to as many of you as we can in the remaining time. But if we don’t, please feel free to call our Investor Relations department or leave a message for us and we will do our best to get back to you as soon as we can.

Now, first question please.

+++ q-and-a

Operator^ (Operator Instructions). Ken Zerbe.

Ken Zerbe^ Good morning, guys. I guess I have so many questions I hardly know where to start. Why don’t we start with some easy ones. In terms of the integration expenses, when are you going to be incurring those exactly? Is it before the deal, after the deal, are any of those direct equity adjustments or does the whole amount flow through the income statement?

Thomas Cangemi^ So, Ken, it is Tom Cangemi. Good morning. The costs that we expect will be fully phased in approximately by 2018. However, 75% of the expenses will be implemented in the first year of consolidation which will be 2017. So we gave a total expense number of which 75% of that will be going through the P&L in 2017 and the other 25% will be fully phased in in 2018.

Ken Zerbe^ And just to be clear, these are not the expense saves but the integration costs that you will incur, correct?

Thomas Cangemi^ Yes.

Ken Zerbe^ Perfect. I guess at this point, how are you thinking about your ultimate capital needs? I saw the Tier 1 leverage ratio about 7.5%. I don’t want to say it is low but certainly satisfactory but it is not entirely robust. What is your thoughts on capital going forward?

Thomas Cangemi^ So, Ken, we spent a lot of time figuring out — given our risk profile, given the fact that we spent a lot of time looking at Astoria Financial’s assets and running it through our own internal DFAST analysis and comparing it on a consolidated basis how we are looking on a pro forma and when you look at the capital build that we create going into the pro forma company in 2017, we pick up approximately 35 basis points of additional capital. We will be ending up close to 7.8% Tier 1 leverage going into the one year after the close. And obviously this Company is a very high earner in respect to its performance metrics.

Bear in mind we adjusted our dividend by a fraction here to make this adjustment but look at the benefit of accretion going forward. That adds to capital. Obviously we have the ability to issue more shares to build more capital. We are very comfortable around these levels. So 7.5% was a well thought out number. We looked at 8% and we expected a much larger number. Obviously we are trading off accretion for capital here by obviously reducing the dividend slightly as an adjustment which clearly builds capital in the future years.

Joseph Ficalora^ Ken, just so that we reiterate something that has been very, very consistent with regard to our need for capital, your opening comment that it is a little on the light side, that would only be relative to other banks that have utilized capital to sustain themselves during cycle turns or financial crises that resulted in massive losses. It is important to note that in the entire history of the Company, 50 years, not the entire history — I’m not sure about the depression but certainly — I’m old but not that old.

But certainly the reality here is that we have never charged capital as a result of losses on our principal asset. All of the losses on our principal asset over all of the cycles that have occurred in the last 50 years have in fact been absorbed by the current period earnings.

Therefore, we do not have the same capital needs as the banking industry. So our capital is extraordinarily high but our particular need of capital it is on a relative basis light compared to banks that have used capital rather aggressively during cycle turns. So moving on to your next question, Ken.

Ken Zerbe^ That is a fair point, Joe. You do have a much better credit track record than peers. Last question and that I will hop back in the queue is now that we have got this deal done or at least announced, what is your outlook and appetite for additional acquisitions over the next year or two?

Joseph Ficalora^ I think the best way to look at that is that we have a very consistent long track record of integrating deals quickly and realizing the benefits of those deals quickly. The environment is what it is today so we have no way of knowing exactly when this deal is efficiently accomplished so as to take on the next opportunity.

But most importantly and I think you grasped this, we can do any size deal now, we can do a very big deal, we can do a really small deal when that opportunity presents itself and that is not going to be in the immediate months ahead. This deal needs to be closed and fully digested but I think the good news for us is (technical difficulty)

Operator^ (Operator Instructions). Ladies and gentlemen, please stand by. Your conference call will begin momentarily. Once again, please stand by. Sir, you may begin.

Thomas Cangemi^ We will take the next question. This is the New York Community Bancorp conference call with the announced merger with Astoria Financial. Next question, please.

Operator^ Steven Alexopoulos, JPMorgan.

Steven Alexopoulos^ Good morning, everybody. Could you guys walk us through the 50% expense reduction like how many branches you plan to close? That number seems pretty high. Then also Tom, can you hit on the $60 million of what you are calling other merger adjustments on slide 17?

Thomas Cangemi^ So with respect to the cost savings obviously Steven, we are the next-door neighbor. We have known each other for quite some time. This is a very simplistic consolidation. We feel very confident as far as our ability to consolidate the 50% cost savings. We have identified the cost savings. As I indicated in my previous statement, we plan on realizing those cost savings 75% in the first year of close, one year — 75% in 2017 and then the rest in 2018.

With respect to page 17 —.

Joseph Ficalora^ While Tom is looking for that, I just want to say that we are not closing any branches, we are just consolidating those branches that are in immediate proximity to each other. In some cases the branches that will be consolidated will be the smaller of the two, it might be a Queens County branch, it might be a Roslyn branch, it might be an Astoria branch. So the best in market branch location will stay open and the one that closes or consolidates into the other will be the lesser branch in that immediate market. So as I have said with all of the years that we have been doing business in the same markets, there are very obvious locations where we have two branches not miles apart but blocks apart.

Thomas Cangemi^ Steven, going back to your point on the $60 million, that other merger adjustment, the lion’s share of that adjustment is predominantly the benefit of marking their home loan bank advances to the market.

Steven Alexopoulos^ Okay. Got you. Okay. Joe, can you talk about setting the new dividend at 50% of the pro forma EPS level and any indication that regulators would be okay with that as a SIFI bank?

Joseph Ficalora^ The obvious is that we cannot speak for the regulators other than the fact that we have in fact brought all of what our intentions are to the regulators in a conversation that allows us to be having this discussion. It does not in any way suggest that the regulators have made a definitive judgment on what we would present to them quarter by quarter.

The metrics that we are reflecting here suggest that we believe that in the interest of real value creation for our shareholders, the accretion numbers and there is benefit in having less stock issued because we are going to be contributing significant amounts to capital and the price that the stock should obtain. So the judgment was that we would be trading off a dividend for a price appreciation. And I think as the Street does the analysis, they will be very pleased with the opportunity that is created for shareholders on a go forward basis with regard to the real value being created here.

Steven Alexopoulos^ Okay. I assume Monte is still there?

Joseph Ficalora^ Yes, he is.

Steven Alexopoulos^ I actually had questions for you. Was this an auction situation for Astoria or did you just one-off negotiate with New York Community?

Monte Redman^ This was not an auction.

Steven Alexopoulos^ Okay. So Monte, there has been just look at M&T and Hudson City, that situation, some banks have had difficulties closing deals. Can you give us your view of what makes you comfortable that New York Community will be able to close this deal in the expected timeline given this will make them a SIFI bank?

Monte Redman^ Well, what I will say is that the Astoria Board reviewed the risks in terms of closing but also the risks in terms of being successful with their strategy going forward. And I think that the Board took that all into consideration in making their decision.

Steven Alexopoulos^ Okay. Thanks.

Joseph Ficalora^ This is the kind of thing that obviously we have been preparing ourselves for over the course of years and we have a very, very compelling reason for us to be as prepared as is reasonably possible. So we have used outside consultants and internal people and processes to make sure that we are doing all those things that would be appropriate for a SIFI institution and we are confident this will work out well.

Steven Alexopoulos^ Okay. I appreciate all the color, guys. Thanks.

Operator^ (Operator Instructions). David Darst, Guggenheim Securities.

David Darst^ Congratulations. So with the Astoria balance sheet, it looks like you are going to sell or delever about $1 billion?

Thomas Cangemi^ Yes, so the plan is to derisk, it is not so much delevering. We have an opportunity here to look at both balance sheets as we indicated in the press release. We are restructuring our home loan bank advances, that is happening immediately this quarter and as far as the additional restructuring that will occur at the time of closing, we expect to sell approximately $1 billion of assets predominantly, loans that are interest-only that we expect to potentially have some payment shock as they go into the amortization period in future years.

We are very mindful of that in addition to some legacy REO assets as well as nonperforming assets. With that being said, that money will be utilized to put into liquidity as we grow into being a D-SIB bank.

David Darst^ Okay. And then just maybe a question for Monte over the next couple of quarters, do you have an opportunity to do some loan participations with New York Community to begin to actually resume growth prior to the merger?

Monte Redman^ I think between now and the closing we are going to continue doing business as usual.

David Darst^ But your balance sheet trends continue to contract. You have not done loan participations. Should we expect a change?

Thomas Cangemi^ David, I’ll just intervene here. What I would feel very comfortable in saying we said the next two quarters are going to see significant growth on NYCB’s balance sheet going into 2016 as we cross through the SIFI organically. We have been balancing that for a year and a half now. We have publicly said last quarter ex an acquisition, we will be crossing over so we are clearly growing the balance sheet. We are looking at this combined institution pro forma so we will be putting on growth going into next year and collectively, we are also planning to as we go through the merger application process to potential consolidation which we expect to happen in the fourth quarter 2016.

So we look at the balance sheet together and obviously there is opportunities but obviously Monte has to run his business, we have to run our business until we close. And we feel very confident given the opportunities in our multifamily space to continue going to the marketplace and growing our balance sheet into a growth process going to 2016. Rather than being in a position to manage the SIFI buffer, we are clearly in a growth mode obviously by the announced acquisition this morning.

David Darst^ Sure. And I guess just for your $11 billion, $12 billion of borrowings for 2016, should we assume that is going to be a cost of about 1%?

Thomas Cangemi^ I wish it was 1%. So no, the total cost of the borrowings as far as the reinvestment or the penalty? The penalty is going to be (multiple speakers) Oh, the NewCo. So approximately four year average life, it is probably running around 1.5 to 1.65 depending on market conditions. So we are looking to pick up approximately 165 basis points which correlates to an after-tax benefit of approximately $100 million going forward.

So if you look at that transaction on a standalone basis, that is approximately 10% accretive to our 2016 IBES numbers on a standalone basis. When you look at the transaction as a whole with the consolidation of Astoria into NYCB with the restructuring and with the cost saves you are looking at getting another 10% from the pro forma. That is how we get to the 20% total accretion number going into 2017. These are all based on IBES numbers.

David Darst^ Yes, correct. Thank you.

Bob Ramsey^ Bob Ramsey, FBR.

Bob Ramsey^ Good morning, guys. I was wondering if you could talk about sort of how you plan after the deal is closed and the end of 2016 or end of 2017 how you think about the balance sheet and whether the intention is to run off much of Astoria’s resi mortgage portfolio and replace that with multifamily or if that runoff will be a drag or whether it is a book you plan to sort of continue to originate and grow?

Thomas Cangemi^ I would just say to that point, we have the unique opportunity to have a very strong residential book now that we have the Astoria franchise portfolio as well as our Cleveland operation. In addition we have very powerful multifamily CRE book to originate. So we have the opportunity depending where rates are to make choices, choices of selling assets in the open market and choices to grow the balance sheet.

So depending where rates are, the ARM product is an attractive product to diversify the balance sheet. It all depends on the opportunity in the marketplace. So we clearly are very open to balance sheet mix to combine both forces of the balance sheets.

Joseph Ficalora^ But I think it is important to note that we have originated over $40 billion in house loans and we have none virtually, very, very small amounts in the balance sheet. On a go forward basis, we will be originating more than the originations we have already done. And based on the facts and circumstances at the time, we may choose to in fact continue to service those loans or in fact actually portfolio them. But those judgments will be made on the regulatory environment, on the market conditions and other factors at the time that we are making the decision as to how much of what we originate we will keep.

We are going to be a very active player in the residential housing market with regard to origination and then we will make judgments at moments in time as to how much of what we have produced we will actually portfolio.

Thomas Cangemi^ Bob, I would just add the hybrid ARM business at the right price is an attractive business. Unfortunately pricing has been very tight. When you look at where current coupons are versus other alternatives, it gets very challenging so obviously it is a very difficult interest rate environment. If that was to change, this could be a very unique asset class to enjoy the benefits.

You remember a few years ago we built a very pristine hybrid ARM jumbo hybrid ARM book very rapidly through our mortgage banking corporation and that was a very unique asset class when we had a small window of a reasonable coupon to put on the book. That unfortunately coupon ran away, things tightened up in the mortgage market but clearly we have the capabilities to make choices.

David Darst^ I guess maybe asked a little bit a different way, on a combined basis, do you envision your community as having a stronger growth trajectory than it would as a standalone or is it the same or not as strong? Stronger?

Joseph Ficalora^ No, this NewCo is definitely capable of growing at a much, much more rapid pace and our historical example of consolidation of balance sheets would suggest that we take greater share of our market whenever we have the opportunity to do so. So we should expect that we have the opportunity to make rational choices in the period ahead and gaining share of our niche is clearly one of the things that we do best.

Bob Ramsey^ Okay. And I guess on a pro forma basis, the loan deposit ratio is still a lot higher than other SIFI institutions at 120. Could you sort of talk about thoughts on loan to deposit ratio and is the goal to keep it there or bring it down over time?

Joseph Ficalora^ I think the important thing to recognize there, our ratio is not the driving force of what makes us a good bank. Our asset decisions and the quality of what represents our portfolio is what makes us a good bank. So we have more than other banks and the best asset in the marketplace and when I say that I am saying that over time our business model has proven to be the least at risk of loss and therefore over time, the best contribution to capital. Because in a horizon that encompasses one cycle to another, the banks that win are the banks that have retained the most capital after origination and disposition of their assets. And as we all know over time, banks lose a large amount of money on the loans they are originate. And the good news for us is we make a little bit less in the origination and we hold a lot more in the disposition.

So over time we in fact build far more capital for shareholders by being in the product mix that we choose to have. So for good reasons, we could increase our utilization of one of the best banking assets over time that has a demonstrated track record. We are not talking about hypothetical, we are talking about a decade over decade over decade demonstrated track record.

So I think we are in a very, very good place to make choices prospectively and those choices will add to the capitalization of the combined Company on a very nice basis.

Bob Ramsey^ And once the deal is closed, do you plan to rebrand the Astoria locations or will you keep that as a separate?

Joseph Ficalora^ I think the good news is that as is the case in other circumstances where we have combined with institutions, the identity is always maintained that is the strongest identity and Astoria has a very long, strong presence in many of the markets that it serves. So the Astoria brand will be maintained as was Queens County, as was Roslyn, as was Richmond County. So the family of banks includes all of these identities that have been chosen by their local communities as the bank where they want to bank.

Bob Ramsey^ Okay and just last question and I will hop out. But, Tom, I just wanted to be sure I heard you correctly that the right way to kind of think about the split of the 20% earnings accretion is about 10% or it or half of it I should say is coming from your own balance sheet repositioning and about half of it comes from the actual acquisition of Astoria. Is that fair?

Thomas Cangemi^ That is correct, Bob. Just bear in mind, we are going to have a substantial benefit to next year’s margin for NYCB standalone. It is approximately 35 basis points given we are going to be saving after-tax $100 million of interest costs on the restructuring of the FHLB. So you do the restructuring math and you look at the end result, we are looking at a much higher run rate in 2016 on a standalone basis REIT which we are billing approximately 10% north of IBES. Take that into effect with the consolidation of the Astoria franchise and pro forma, the transaction on the merger gives us another 10% so collectively it is a 20% accretive transaction.

At the same time when we close the transaction booked value will increase by approximately 6% so our pro forma tangible book value will go up at the time of closing.

Bob Ramsey^ Okay. Thank you guys for taking the questions.

Operator^ Amir (inaudible), Sterne, Agee.

Peter Winter^ Good morning. It is Peter Winter. Just a clarification on the growth and the timing of the assets. The idea is that you still will cross $50 billion in the second quarter of 2016 and then you don’t go through CCAR until 2018?

Thomas Cangemi^ Obviously nothing has changed until we close the transaction so we are assuming based on our pro forma assumptions that the transaction closes in the fourth quarter of 2016, which is a December 2016 close. That is what we are pro forma-ing but in the meantime we are running our business and our businesses that we plan on crossing over in the second quarter of 2016 with respect to crossing over the $50 billion four-quarter average look back. That is correct.

Joseph Ficalora^ Right, but the consequence of that is going to be beyond the close of the deal. That is the important part of this message.

Peter Winter^ Right, so in other words even if the deal closes at the end of 2016, you still don’t go into CCAR until 2018?

Thomas Cangemi^ Obviously we have the same requirements as we go through the application process. When we cross over, we will be (four-quarter look back so that will push us to a CCAR in 2018 assuming we cross over in the second quarter of 2016.

Joseph Ficalora^ Right, the important thing, Peter, is whether the deal closes or the deal doesn’t close, we are still looking at 2018 for CCAR consequence.

Peter Winter^ Got it. And then just a second question, just a follow-up on slide 3, you talk about part of the deal is to absorb incremental infrastructure costs. Does that imply that there is still additional costs for you guys when you cross the $50 billion?

Thomas Cangemi^ I think the message there is that we are ready when the two quarters are crossing over. So you have banks that are from $10 billion to $20 billion to $30 billion, they are bearing these costs. Doing better than their run rate and that 50% cost savings number has the very challenging event of becoming a DFAST bank which has a significant amount of new expenses given the heightened regulatory environment. We feel very confident that we have made those investments so those cost savings collectively is more of a leverage opportunity since we spent the money and now we are growing the asset book.

It has been since 2011 and a lot of dollars spent to get where we are. Going into the future periods, we should be able to leverage those expenses obviously by doing acquisitions such as this type.

Peter Winter^ Got it. Thank you very much.

Operator^ (Operator Instructions). Collyn Gilbert, KBW.

Collyn Gilbert^ I’m going to make you go through the whole first part of the call. Just a couple of questions. What are you guys assuming that the incremental deposit costs are of Astoria? I know they are at 38 basis points now but how are you thinking about kind of the beta there or where those track going forward?

Thomas Cangemi^ So we are pro forma-ing as everyone is right now looking at interest rate environment and starting in the first quarter of 2016 where we have an uprate environment, I believe we have two increases going into 2016 and obviously utilizing the Bloomberg forward curve and obviously our merger partners looking at it the same way. We believe that deposit bases have substantial costs in respect to a potential rise in interest rates.

I know that we have some very high cost money on our balance sheet not because of what we [would choose of that] but that was the market at its time as we grow. Astoria has done a fine job on keeping their deposit costs relatively low and they are actually in a pro forma basis brings our deposit costs down.

So again, very similar type of deposit base. They have made an initiative on bringing in some commercial and consumer deposits outside of our traditional retail deposits that we focus on. So I think there is a good opportunity here to have more leverage on the branches to bring in a lot more deposit growth as we grow the balance sheet.

Going back to the previous question, we are a growth through acquisition company but we are also growing the bank through deposit growth. We have grown deposits in the past few years which is not typical for us. So this is an exciting opportunity given that Astoria has always has very, very large branches which has a significant benefits as we go forward.

So it is an exciting time as far as gathering deposits. As I indicated, we are crossing over in the next two quarters. You will see some asset growth and obviously we have to fund it so we are pleased to be able to utilize the combined branch network.

Joseph Ficalora^ I was going to say that Monte is sitting here and he has successfully managed the cost of his deposits to where they are at and for the period ahead and that could be the next 12, 18, 24 months, the reality is that the managing of the deposits for the franchise that exist would be very consistent with what they have been doing.

Monte Redman^ I think if you take a look at our press release, we have been very successful with our campaign to grow core deposits especially checking, both personal and business. In the third quarter, our business deposits actually surpassed the $1 billion mark. So that is something we are going to continue to work on. And I think the combined entity will continue to do that as well.

Joseph Ficalora^ That’s right. In essence, it would be more likely that we would see the opportunity to lower the cost of our deposits rather than for Astoria to be raising the cost of their deposits.

Collyn Gilbert^ Okay, that is helpful. And I apologize if you have it somewhere. Where do you guys think all in by 2017 the loan to deposit ratio is going to be?

Thomas Cangemi^ So we haven’t put a pro forma loan to deposit ratio out in the public marketplace but as you know us Collyn for many, many years, this Company has always had a very high loan to deposit ratio. The exciting aspect of that is the Company has a very safe credit portfolio and we are very comfortable on having an elevated level. It has never been an issue for the Company and we are very confident that when we fund we will fund given the market conditions the best choice to fund the balance sheet.

Historically both companies have utilized the advanced market and the repo market but I think in this environment, we have moved towards — to a slight movement towards going into the retail deposit market. So obviously it will be a mix going forward. But no question we are positioned for growth on the balance sheet.

Joseph Ficalora^ You touched upon an important place here because this is the first time with all the deals that we have done, this is the first time we are doing a deal where the institution that is joining us actually has a lower cost of deposits than we have and that represents a real opportunity in market to grow deposits and reduce the composite’s cost of deposits. That is a very, very attractive aspect of this transaction.

Collyn Gilbert^ Okay, that is helpful. And then Tom, could you just — I just want to understand your tangible book value calculation. When you guys are saying 6% accretive, that is off of what number?

Thomas Cangemi^ So when you look at the tangible book value calculation, obviously we have a very substantial transaction in respect to the restructuring. So when you look at the restructuring, that is obviously on its own it will have a dilutive effect. When you consolidate the benefit of the capital raise to replace that hole and with the pro forma numbers going forward, we have a situation where we are building a very strong book value given that the benefit of the capital of Astoria combining with us on a pro forma basis which has always been the forefront of the idea of restructuring into a transaction. So when you look at Astoria and look at NYCB combined, we are billing at approximately 6% accretion and again the simple math is that we do have the benefit of the capital raise obviously which we are embarking this quarter actually today. And we have the benefit of a slight adjustment to our dividend which also adds to capital for the year as well. Collectively in the next — we will call it next 12 months, we expect to have approximately 6% more tangible capital at the close.

Collyn Gilbert^ I guess that is where I am stuck. I get that part but the accretion and everything you are talking about for 2017 if we just take 2017 consensus tangible book value at 6% to that, it is coming out at like [820] and I guess when we run through our numbers, we are a bit lower than that. We are coming at like [785] so trying to figure out. Maybe I’m starting off with a lower (multiple speakers)

Thomas Cangemi^ So looking at where we start today and going out to say December 2016, we are projecting a tangible book value ex the transaction — I’m sorry ex dividends of a 2.1% accretion. When you back out the dividend benefit, that brings it up to 6% so obviously trading off dividends or capital that we are raising in the marketplace clearly adds to the tangible book value.

Collyn Gilbert^ Okay, okay. And then just a final question. I am just curious to kind of get your bigger picture thoughts on this. I mean obviously a lot of talk, planning for a large acquisition over the last few years. How did you guys balance buying another real estate centric company versus something that is more diversified and I guess we are looking at what has been a really bullish — 20-year — whatever it has been commercial real estate cycle and just the way you are talking about growth and you and you seem — and I know you, Joe, you mentioned this on your own earnings call, that it seems very bullish. So it just seems like an odd time to me to get even more concentrated on real estate assets.

Joseph Ficalora^ Let me put it this way. The assets that we are concentrated on are in fact assets that we have a great familiarity with and understanding of how to lend right through the cycle. So the good news with regard to the Astoria portfolio as it comes to us and that will be evolving in the period while we wait for combination — but the good news is that the very sources of their product and the very originators of their product are people that we are very familiar with. So we have a very high level of confidence with regard to the kind of product that we are in fact inheriting in this transaction.

Most importantly, although the New York market is obviously cyclical and the New York market will have massive losses when the cycle turns, the very product, the niche that we are in has proven cycle after cycle to be resilient because if we do the lending properly which is on the actual restrained or restricted cash flow, the cash flow doesn’t go down in a cycle and therefore the asset value is maintained.

So I think the important message here is if you have a really good asset that is not likely to lose money or is less likely to lose money than the alternative assets, it is not a problem to have more of a good thing. I think we can all agree that if you can maximize a good thing, you are not having a concentration in a loser, you are having a concentration in a winner. And the degree to which we actually have over time a greater likelihood of not being subjected to massive losses would be highly desirable.

Because I will tell you with absolute certainty, this positive cycle will turn to a negative cycle and the consequence of that will be felt throughout the New York market, throughout the United States, throughout the world. And we would be very happy to have the assets that we have in place even if they are perceived to be more than on a ratio basis, more than other banks might have of that asset. More of a good thing in a bad time is certainly good to have.

Collyn Gilbert^ Okay. That is great. Thanks. I will leave it there. Thank you, guys.

Operator^ William Wallace, Raymond James.

William Wallace^ Just a couple of housekeeping questions. On slide 8, you have some credit information and you mentioned selling the NPAs at the close. I mean the trend has been down but that $250 million at the second quarter, is that part of the $1 billion that you talk about in the residential loan sales or is that on top of?

Thomas Cangemi^ Yes, obviously there will be no transactions on their balance sheet until closing and you have normal paydowns of obviously loans that are performing and some of those loans that are not in payment shock may refinance so that does have the total amount. That is correct.

Joseph Ficalora^ But that is a point at which we could make the decision we will be selling the remainder of those assets.

William Wallace^ Right, and that is part of a $1 billion or that is on top of the $1 billion?

Joseph Ficalora^ That is correct, it is inclusive of the $1 billion.

William Wallace^ Okay, okay, thank you. And then I believe it is slide 17, you are using a 38% tax rate. Is that going to be the effective rate expected on a combined basis?

Thomas Cangemi^ Probably a little bit lower, 37% effective.

William Wallace^ And I’m sure you covered this earlier in the call but I got kicked out. So just want to make sure I—.

Joseph Ficalora^ We apologize for that. We got kicked out as well.

Thomas Cangemi^ Okay, well maybe I didn’t miss anything then. But just to make sure I understand the timing, so you are raising capital today and then you are going to restructure the $10 billion FHLB at some point this quarter and then you are going to go longer on some of the debt at some point this quarter. Is that correct?

Thomas Cangemi^ Yes, so how you look at the restructuring is that we are going to be in the market today and we are very pleased to have this opportunity. But in the reality, we will move in the next few days approximately $10 [billion] of liabilities and we will move into the market given the current interest rate environment from time to time but we will have that done in short order going into the few days ahead.

William Wallace^ Okay, great.

Thomas Cangemi^ It will be a fourth-quarter event.

William Wallace^ And then as far as the anticipated close on Astoria, if you all were to kind of draw out your ideal roadmap would you close as close to first day of the quarter as possible?

Thomas Cangemi^ Sooner the better. It is all subject to regulatory approval so you know obviously this is a unique environment. So obviously we would close obviously probably as soon as possible and probably in the beginning of a quarter.

William Wallace^ And then would you anticipate having the systems conversions shortly after that or would you anticipate operating for a quarter or two before converting systems?

Thomas Cangemi^ I would say immediately.

William Wallace^ Okay, thanks, guys. That is all I had. I appreciate your time.

Operator^ Matthew Kelley, Piper Jaffray.

Matthew Kelley^ I apologize if I missed it when the call did cut out but on the restructuring trade that you folks are executing, the new borrowings that are going on, are those roughly around a three- or four-year rate like a 140, 150 type of coupon you will pay on the new money?

Thomas Cangemi^ That is correct.

Matthew Kelley^ Okay, got it.

Thomas Cangemi^ We anticipate approximately 165 basis points of savings on approximately $10.4 billion to be precise. The weighted average cost of those liabilities are approximately 3.16% and we expect the after-tax income benefit of approximately $100 million going forward. That will be into 2016’s IBES estimates.

Matthew Kelley^ Yes, got it. Okay. And then on the D-SIB LCR compliance, any changes contemplated on your securities portfolio? I mean the reason I ask is your yield is higher than some of your D-SIB peers by about 100 basis points. Any composition change on what your securities portfolio looks like a year or 18 months from now?

Thomas Cangemi^ I think subsequent to closing, it will be very different but we happen to have a very unique portfolio in respect to the agency DUS portfolio which is a multifamily credits wrapped by Fannie and we have some Freddie multi-paper as well bought many, many years ago and this has happened to be a very attractive asset class because they come with deep prepayment penalty actually yield maintenance provisions which are fabulous in the event they do either sell their assets or prepay.

So there is always a possibility but where we stand today they are high-yielding assets. We have significant call protection from that given that it is really based on the owner of the property and the underlying to transact not so much the typical packaged loan so we have the opportunity to enjoy very nice yields as well as the benefits of yield maintenance.

So we have always contemplated the ability to think about on a combined basis as far as restructuring and that portfolio is substantially in the money I would say probably $250 million in today’s environment. However, it is a solid book. Unfortunately it is not Level I. So our challenge going forward is getting Level I assets and we will look at Level I assets as we cross into the second quarter of 2016 predominantly in the Ginnie Mae market from time to time and we will be compliant as we cross over into SIFI world come 2016 LCR.

Matthew Kelley^ Will a bulk of those DUS bonds be off the balance sheet at that point or what percent do you think will be transitioned out?

Thomas Cangemi^ Given the fact that we have the opportunity to combine with Astoria, we are billing approximately that $1 billion of liquidity that is being created from the sale of the resi portfolio and the other assets, the opportunity here to transition that into Level I assets. So in our merger model, we have significant yield adjustments lower to the P&L to solve for LCR on a combined basis so we are adding that liquidity to LCR assets.

Matthew Kelley^ Got it. And then on page 17 of the earnings analysis, maybe just a little bit more detail on the other merger adjustments, the $60 million item. I assume some of that is restructuring or the mark on Astoria’s $4 billion of borrowings at 236. Is that right?

Thomas Cangemi^ When you dropped off, we did answer that call. That is definitely primarily driven by the similar out of the money value of the callable advanced portfolio.

Matthew Kelley^ And is that also assumed to go down like a three-year type of paper like a 140 rate that you guys are putting on yourselves? Is that the new assumed rate there?

Thomas Cangemi^ We have the forward curve priced into that mark so we are assuming two more rate hikes so it is probably slightly higher but it is in our analysis. So we do mark that assuming rates are going up next year.

Matthew Kelley^ Got it. And then on the $1 billion loan sale on the Astoria side, kind of note 4, is there a gain generated there that is baked into the book value analysis?

Thomas Cangemi^ I would say there is probably going to be based on the level of cash flows that we expect from the portfolio, this is a current portfolio so it is not that we have an issue. We just feel that down the road there could be the probability of a payment shock even if they are interest only and they will be going into amortization in 2017 and 2018. So we have an opportunity to assess the viability of the portfolio so it is performing but we believe that — we don’t believe it is a substantial adjustment but obviously it will be subject to market conditions.

Joseph Ficalora^ But the actual mark that we put on it will have the capacity to cover whatever the market may actually present.

Matthew Kelley^ Got it. And then in your fair value analysis on Astoria that kind of drives the goodwill created in the deal, were there any gains assumed on their real estate assets, branches or headquarters buildings?

Joseph Ficalora^ It is not in our numbers so much as it is the reality that it is in the assets.

Thomas Cangemi^ We mark the portfolio based on the company’s fair value marks and the most recent financial statements presented to us. Yes, there are some spiking. We believe the (multiple speakers) are very conservative. We think there is a tremendous of real estate assets that are embedded in the portfolio but those are in my opinion conservative bonds.

Matthew Kelley^ Okay, got it. And then just a question on the payout ratio, I’m guessing this was asked earlier as well. But the 50% type of pro forma payout ratio that we are looking at here, that is something that the regulators have given a thumbs up to when the deal closes?

Thomas Cangemi^ So obviously we can never specifically comment on any regulatory actions but we feel highly confident that the fact that we are able to present this transaction to the public, make an adjustment to the dividend, go into the market to be very active in the capital markets to raise capital to plug the actual economic hole from the restructuring and on a go forward basis our payout ratio ex-Astoria is approximately 60-some-odd%, approximately 60% and building the combined entity when we issue shares and we combine with Astoria you are looking at approximately 50% payout.

And when you look at that relevant to the CCAR world and look at total payouts, we end up probably in the lower one-third quartile of that entire audience. So we don’t have buybacks in place. We haven’t gone for the buyback since 2004 so this obviously is a company that is very focused on continuing paying very strong cash dividends and having the ability to look at the CCAR world when we do cross over and look at the total payout. We feel that given where we end up in the total quartile towards the lower end of the range, we feel fairly confident there. But obviously we can’t specifically comment in the future but obviously we feel very comfortable to continue with a very strong dividend philosophy.

Matthew Kelley^ Got it. All right, thank you.

Operator^ Ken Zerbe, Morgan Stanley.

Ken Zerbe^ Two quick questions for you. Firstly, just in terms of the LCR compliance, can you just remind us of when you were legally obligated to actually be compliant with LCR? Is it second quarter when you cross over on a $50 billion four-quarter average or is it when you do the 2018 CCAR?

Thomas Cangemi^ So our expectation assuming based on our public strategy, it will be July 1, 2016. That is when we will have a four-quarter look back at that time.

Ken Zerbe^ Got it. So you are not relying on Astoria or any balance sheet restructuring to be LCR compliant, you are going to be compliant before Astoria closes?

Thomas Cangemi^ Right. So obviously having the ability to create liquidity is always a positive thing. In our analysis we have an adjustment going from a higher coupon into a much lower coupon in respect to Level I assets and that is selling off the $1 billion and going into a much lower yielding security as a placeholder. That is part of LCR liquidity going forward. So we are a larger company and obviously we are holding more liquidity.

Ken Zerbe^ Got it, okay. Just in terms of the asset sensitivity or liability sensitivity, obviously this improves your liability sensitive position. Do you have any sort of pro forma estimates on where you may end up?

Thomas Cangemi^ Obviously we don’t have any public position. Obviously given where we are we are in the midst of raising capital and we don’t have any public pro formas regarding liquidity. However, we are very confident that this liability repositioning on our own balance sheet will clearly bolster our position on interest rate risk and obviously looking at extending out at a much lower coupon and pushing out and changing the structure of the borrowings from the puttable. So I think that is very attractive to manage our interest rate risk.

We have talked about this for quite some time on many conference calls that we look at it from time to time and the attractiveness would be more inclined to be done with a purchased accounting transaction where we can have a partner to share in this opportunity restructuring. So the restructure clearly for the partnership is the direction we have decided to go and this is something we have looked at for a number of years.

Ken Zerbe^ Okay, got it. Thank you very much.

Operator^ I’m showing no further questions at this time. I would now like to turn the call back to Mr. Ficalora for any closing remarks.

Joseph Ficalora^ Thank you. I just want to reiterate that we have done significant analysis of NewCo and we truly do believe that NewCo represents a significantly better positioned banking entity to deal with the uncertainties of the future period and it will in fact be highly beneficial to the earnings of the Company and the Company’s capacity over time to pay strong dividends and to continue to be a very viable entity through the next cycle.

So this is a very happy time for us all. We are creating a new institution that has many attributes that will in fact serve our shareholders well.

So thank you all for joining us. On behalf of our Board and management teams, thank you for this opportunity to discuss the proposed merger of New York Community Bancorp and Astoria Financial as the related balance sheets, repositioning and capital raise that is imminently in front of us.

As we near the start of another year and even before then, the holiday season we believe that there is much for us all to be thankful for. We look forward to completing the merger in the next year possibly by the fourth quarter of next year pending the approval of our respective regulators and the shareholders of both of our banking institutions. Thank you so much.

Operator^ Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone have a great day.